iROBOT CORPORATION
8 Crosby Drive
Bedford MA 01730

May 4, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

RE:	iRobot Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 17, 2017
File No. 001-36414
Dear Mr. Spirgel:
This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter sent April 21, 2017, and prior letter sent April 3, 2017, to Colin M. Angle, Chief Executive Officer of iRobot Corporation (the “Company”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and the documents incorporated by reference therein. For reference purposes, the Staff’s comment has been reproduced in italics with the Company’s response below.
Financial Statements
Revenue Recognition, page 47

1.
Pursuant to 5-04(a)(2) of Regulation S-X, with respect to your reserve for rebates and price protection, please provide the financial statement schedule specified in 12-09 of Regulation S-X. In addition, please discuss the price protection reserves recorded in the fourth quarter of fiscal 2016 and any other significant changes to such reserves within Management’s Discussion and Analysis.

Response
The Company acknowledges the Staff’s comment. With respect to the Staff’s request for the Company to provide the financial statement schedule specified in 12-09 of Regulation S-X for rebates and price protection, the Company notes that this schedule is required only for valuation reserves. The Company determined that the reductions to revenue for rebates and price protection were not valuation reserves as referenced in 12-09 of Regulation S-X, which seeks disclosure of “(a) those valuation and qualifying accounts which are deducted in the balance sheet from the assets to which they apply and (b) those reserves which support the balance sheet caption, Reserves.” Rather, the deductions to revenue for rebates and price protection are adjustments to the fixed and determinable price of product on which the Company may grant discounts in the future. As a result, the Company determined that the adjustments for rebates and price protection did not require disclosure as specified in 12-09 of Regulation S-X.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
May 4, 2017

In future filings, the Company will include additional discussion of rebates and price protection adjustments, and significant changes thereto, within Management’s Discussion and Analysis.

* * * *
If you have any questions with regard to the Company’s responses or would like to discuss any of the matters covered in this letter, please contact the undersigned at (781) 430-3000.
Sincerely,

/s/ Alison Dean

Alison Dean
Executive Vice President, Chief Financial Officer and Treasurer